Exhibit 4.3

COLLABORATION AND RIGHTS AGREEMENT

THIS COLLABORATION AND RIGHTS AGREEMENT (this “Agreement”), is made as of July 15, 2024, by and between MediWound Ltd., an Israeli company (“MediWound”), and Molnlycke Health Care AB, a Swedish corporation (“Mölnlycke”). Each of MediWound and Mölnlycke shall be referred to herein as a “Party” and collectively as the “Parties”.

WITNESSETH

WHEREAS, MediWound and Mölnlycke are parties to that certain Share Purchase Agreement of even date herewith (the “PIPE SPA”), pursuant to which, at the Closing (as defined therein), Mölnlycke will invest in MediWound an amount of US$15 million against the issuance and sale by MediWound to Mölnlycke of Ordinary Shares (as defined therein); and

WHEREAS, as a material inducement for each Party’s entering into the PIPE SPA and consummating the transactions contemplated thereby, the Parties agree to collaborate as set forth in this Agreement;

NOW THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained in this Agreement, the Parties hereby agree as follows:

1.   Strategic Enhancement. It is the intention of the parties that MediWound shall be able to benefit from Mölnlycke’s comprehensive global expertise in advanced wound care. Accordingly, if requested by MediWound, Mölnlycke shall provide MediWound with commercial insights, clinical and regulatory experience, and educational resources.  Also, as part of the foregoing, MediWound will share and discuss with Mölnlycke the draft protocol for MediWound’s Phase III clinical study of EscharEx®, including the SAP and site selection.

2.    Representative Rights.

(a)          Mölnlycke shall have the right to appoint and replace from time to time, but not more than once during each 12-month period, (i) one representative (the “R&D Representative”), which shall initially be the Chief Medical Officer of Mölnlycke, to attend all meetings (including telephonic or videoconference meetings) of the Research & Development Committee of the Board (as defined below) (the “R&D Committee”), in a non-voting, observer capacity, and (ii) up to two (2) representatives (each, an “Executive Representative” and together with the R&D Representative, the “Representatives” and, each individually, a “Representative”), which shall initially be the Chief Executive Officer of Mölnlycke and the Executive Vice President, Wound Care of Mölnlycke, who shall be invited to attend quarterly meetings with the Chief Executive Officer of MediWound and the Chairman of the Board (and if requested by Mölnlycke, other members of the Board of Directors of MediWound (the “Board”) will be invited to attend such meetings) to receive updates and share insights pertaining to matters of mutual interest to MediWound and Mölnlycke. For each quarterly meeting, the Parties shall jointly prepare a meeting agenda which shall be distributed, along with any pertinent discussion materials reasonably in advance of each meeting. The agenda shall include proposed discussion topics for the meeting, such as developments, clinical insights and updates on the Phase III study of EscharEx®, commercialization developments and high level financial results and other pertinent information related to MediWound, all as reasonably requested by Mölnlycke and subject to Section 2(b) below.

(b)          MediWound shall give the R&D Representative notice of such meetings together with copies of all notices, minutes, consents and other materials, including any proposed written consents, and exhibits and annexes to any such materials, that it delivers or makes available to the members of the R&D Committee in connection with such meeting, by the same means and at the same time as such are delivered or made available by MediWound to the members of the R&D Committee (collectively, the “Meeting Materials”); provided, however, that (i) the identity of the Representatives shall at all times be reasonably acceptable to the Board, (ii) each Representative shall agree in advance and in writing to hold in confidence all information so provided to or otherwise learned by the Representative in such capacity, to disclose to MediWound any personal interest or conflict of interest in any matter of MediWound, without delay and not later than the R&D Committee meeting or, where applicable, the Board meeting at which such matter is first discussed, and to acknowledge that the Representative might be exposed to material non-public information and therefore the Representative and Mölnlycke might be restricted from trading in MediWound’s shares, and (iii) MediWound reserves the right to withhold any information and to exclude any Representative from any meeting or portion thereof (A) if, in the reasonable good faith judgment of the Chairperson of the applicable R&D Committee or, where applicable, the Board meeting, as the case may be, or of MediWound’s Chief Executive Officer, such withholding or exclusion is reasonably necessary to preserve attorney-client privilege (provided, however, that any such exclusion shall only apply to such portion of such material or meeting which would be required to preserve such privilege), to protect proprietary information, trade secrets or highly confidential information, or to avoid an existing or potential conflict of interest or competitive harm (including, without limitation, in connection with an Acquisition (as defined in Section 4 below)), is or pertains to executive sessions, or for other similar reasons, or (B) under circumstances where such access would have been limited if the Representative were a member of the Board or the R&D Committee, as the case may be.

(c)          The R&D Representative may participate fully in discussions of all matters discussed at the meetings (or any part thereof) of the R&D Committee to which the R&D Representative is invited in accordance with and subject to the provisions of Section 2(b) above. In no event shall any Representative (i) subject to applicable law, be deemed to be a member of the Board or the R&D Committee; or (ii) have the right to propose or offer any motions or resolutions to the Board or the R&D Committee, nor to participate in any executive sessions held within such meetings.

(d)          Any appointment or replacement of a Representative shall be made by way of a written notice given by Mölnlycke to MediWound and shall become valid and effective upon the day on which said written notice is received by MediWound and approved by the Board in accordance with Section 2(b)(i) above.

(e)          Notwithstanding the confidentiality obligations described in Section 2(b)(ii), the Parties agree that the Representatives shall have the right to disclose information to personnel or authorized representatives of Mölnlycke who have a need to know, and who are bound by nondisclosure obligations with respect to such information.

(f)          The provisions of this Section 2 shall expire and be of no further force and effect immediately upon the termination or expiration of this Agreement.

3.      Strategic Evaluation - EscharEx®.

(a)          MediWound and Mölnlycke shall cooperate to analyze the global market conditions and to evaluate and possibly structure an arms’ length transaction for the grant by MediWound to Mölnlycke of worldwide distribution rights for MediWound’s proprietary product candidate, EscharEx®, on customary terms. The provisions of this Section 3 shall expire and be of no further force and effect immediately upon the earlier of September 30, 2025, or the termination or expiration of this Agreement.

(b)          Notwithstanding anything to the contrary, the provisions of this Section 3 are intended only to set a basis for evaluation and discussions of such possible grant of distribution rights. Accordingly, nothing herein shall be deemed as a binding offer or agreement to enter into or consummate a business relationship of any kind, nor shall constitute or result in any legally binding agreement, transaction, right or obligation (or any option or right for any of the foregoing) by or for either MediWound or Mölnlycke. Any legally binding agreement, transaction, right or obligation, if any, will require, among other things, the negotiation, execution and delivery by MediWound and Mölnlycke of mutually agreed upon detailed definitive agreements, the review and approval thereof by each party’s respective Board of Directors, and the receipt of any necessary governmental and other third-party consents and approvals.

4.      Right of First Offer.

(a)          MediWound Initiated Sale.

(i)          If the Board determines to initiate a process that is intended to result in an Acquisition (a “MediWound Initiated Sale”), MediWound shall provide written notice to Mölnlycke, no later than thirty (30) days prior to contacting (either directly or indirectly through its financial advisor or other agent or representative) third parties regarding potential participation in the MediWound Initiated Sale (the “Sale Review Period”), and will specify the proposed sale process and the type of interest desired to be sold, and will allow Mölnlycke to participate in such MediWound Initiated Sale process. MediWound shall not enter into a definitive agreement with any third party with regard to a MediWound Initiated Sale until the Sale Review Period has elapsed.

(ii)          Regardless of whether or not Mölnlycke joins the process, MediWound shall have the right, but not the obligation, to solicit and pursue Acquisition proposals from Mölnlycke or other third parties and, after expiration of the Sale Review Period, to enter into a definitive agreement with Mölnlycke or another third party with respect to any Acquisition.

(b)       Third Party Acquisition Proposals.

(i)          In the event MediWound receives from a third party (other than any Mölnlycke Group Member (as defined below)) an unsolicited Acquisition proposal that is deemed by the Board as acceptable for further evaluation by MediWound (an “Unsolicited Proposal”), then MediWound shall promptly (and in any event within three (3) days after the receipt thereof by MediWound and the aforesaid determination by the Board) advise Mölnlycke in writing of MediWound’s receipt of such Unsolicited Proposal and the type of proposed Acquisition underlying such Unsolicited Proposal without, however, disclosing the identity of the proposing third party nor of any of the terms or conditions thereof (the “Unsolicited Proposal Notice”), and will allow Mölnlycke to participate in such potential Acquisition process. During the thirty (30) days of receipt of an Unsolicited Proposal Notice (the “Unsolicited Review Period”), MediWound shall not enter into a definitive agreement with any third party related to an Unsolicited Proposal.

(ii)          Regardless of whether or not Mölnlycke joins the process, MediWound shall have the right, but not the obligation, to solicit and pursue Acquisition proposals from Mölnlycke or other third parties and, after expiration of the Unsolicited Review Period, to enter into a definitive agreement with Mölnlycke or another third party with respect to any Acquisition.

(c)          Notwithstanding anything to the contrary, (i) nothing herein shall be deemed to (A) impose on any Party any obligation to commence or continue negotiations, to agree to any terms proposed in the context of such negotiations or otherwise to agree to, enter into or consummate any Acquisition, or (B) prohibit MediWound from conducting negotiations with other parties in parallel provided that the identity of Mölnlycke shall not be disclosed to any other party; and (ii) MediWound shall be under no obligation to negotiate or consummate any Acquisition with Mölnlycke or any third party and may cease, pause, resume or terminate negotiations with Mölnlycke or any third party at any time and from time to time for any reason or for no reason, either in parallel or subsequently to such solicitation of competing proposals.

(d)          The provisions of this Section 4 shall not apply in connection with (i) an Unsolicited Proposal submitted to MediWound by Mölnlycke or any of its subsidiaries or other Non-Subsidiary Affiliates (as defined below) (each, a “Mölnlycke Group Member”), or (ii) discussions between MediWound and any Mölnlycke Group Member with respect to a possible Acquisition not pursuant to a MediWound Initiated Sale.

(e)          The provisions of this Section 4 shall expire and be of no further force and effect immediately upon the earlier of (i) the later of July 18, 2026 and sixty (60) days following the receipt by MediWound of the EscharEx® Phase III interim assessment, or (ii) the termination or expiration of this Agreement.

5.       Vote in Favor of the Acquisition and Related Matters.

(a)          Subject to the procedures and obligations described in Section 4 above, if applicable, in the event that MediWound enters into a definitive agreement with any third party with respect to an Acquisition (an “Acquisition Agreement”), then Mölnlycke agrees that, from and after the date of such agreement and expiration or termination thereof (the “Voting Period”), at any meeting of MediWound’s shareholders or any adjournment or postponement thereof, Mölnlycke will (i) appear at each such meeting or otherwise cause all shares of MediWound and (if applicable) other Equity Interests (as defined herein) held, beneficially or of record, or controlled by Mölnlycke or by any and other party that controls, is controlled by, or is under common control with Mölnlycke (collectively, Mölnlycke’s “MediWound Shares”) to be counted as present thereat for purposes of calculating a quorum; and, to the extent not prohibited by applicable law, (ii) vote (or cause to be voted), in person or by proxy, all of its MediWound Shares: (A) in favor of the approval and adoption of the Acquisition Agreement, the Acquisition and other transactions contemplated thereby (collectively, the “Transactions”), and the consummation of the Transactions; (B) in favor of any other proposal reasonably necessary for the consummation of the Transactions; (C) in favor of any proposal to adjourn or postpone any meeting of MediWound’s shareholders at which any of the foregoing matters are submitted for the consideration and vote of MediWound’s shareholders to a later date if there are not sufficient votes to approve any such matters on the date on which the meeting is initially held, provided that, with respect to (A), (B) and (C) above, the Board has recommended that the shareholders of MediWound vote in favor of any such proposal; and (D) against (x) any Acquisition Proposal or any other action, proposal, transaction or agreement made in opposition to or in competition with, or that would prevent, materially impede or materially delay the consummation of, the Transactions, (y) any action, proposal, transaction or agreement involving MediWound or any of its subsidiaries that would reasonably be expected to result in a material breach of any covenant, representation or warranty of MediWound under the Acquisition Agreement or that would cause the failure of any condition set forth in of the Acquisition Agreement, and (z) any amendment of MediWound’s Articles of Association or other governing charter documents or any other action, proposal, transaction or agreement involving MediWound or any of its subsidiaries that would, in each case, in any material manner, impede, frustrate, prevent or nullify any provision of the Acquisition Agreement or the consummation of the Transactions, or change the voting rights of any shares of MediWound, provided that the Board has recommended that the shareholders of MediWound vote against any such proposal.

(b)          As used herein, an “Acquisition” shall mean a merger or consolidation of MediWound with or into, or any other transaction of MediWound with, any person or entity (except for any bona fide financing of MediWound such as a public offering, registered direct, debt financing or private placement) that would result in (i) such person or entity acquiring, directly or indirectly, in one transaction or a series of related transactions (A) all or substantially all of the assets of MediWound or (B) more than fifty percent (50%) of the issued and outstanding shares of MediWound, and (ii) that would result in the shareholders of MediWound as of immediately prior to such transaction holding immediately following such transaction, less than a majority, by voting power, of the share capital of (1) the surviving, acquiring or resulting company or (2) if the surviving, acquiring or resulting company is a wholly owned subsidiary of another company immediately following such transaction, the parent company of such surviving, acquiring or resulting company.

(c)          The provisions of this Section 5 shall expire and be of no further force and effect immediately upon the termination or expiration of this Agreement.

6.      No Limitation. Notwithstanding anything to the contrary, except for the obligations of MediWound to adhere to the procedures and obligations described in Section 3 or Section 4 above, nothing herein shall limit or restrict in any manner MediWound, in its sole discretion and for any reason or no reason, (i) to reject any proposal by Mölnlycke pursuant to Section 3 or Section 4 above or otherwise, (ii) to independently pursue, negotiate, solicit, accept, plan, participate in or otherwise take advantage of any offer or proposal or business opportunities, regardless of whether the other party has information related thereto or a competitive interest therein, or (iii) to pause, cease, abandon or terminate the MediWound Initiated Sale or any other process or contemplated transaction, at any time whether before or after receipt of a Mölnlycke Proposal or Competing Proposal, as the case may be, and regardless of whether or not such Mölnlycke Proposal or Competing Proposal was acceptable to the Board and whether or not MediWound solicited competing proposals.

7.      Shareholdings Exclusivity; Stand-Still.

(a)          Other than in connection of an Acquisition, MediWound shall not sell or issue any shares, option, warrant or right to acquire, or any instrument convertible into or exchangeable or exchangeable for, any share capital of MediWound (collectively “Equity Interests”), to any entity having a significant commercial business is in the field of wound-care (“Wound-Care Company”), except as part of a conversion, exercise or exchange of any Equity Interests that are either (a) outstanding on the date of this Agreement (where or not held by a Wound-Care Entity) or (b) issued by MediWound at any time after the date of this Agreement to any person or entity who is not, at the time of their original issuance by MediWound, a Wound-Care Company; provided, however, that nothing herein shall limit any Wound-Care Company from acquiring any such Equity Interests from any third party, nor require any shareholder of MediWound to sell or otherwise dispose any Equity Interests it holds now or at any time hereafter. The provisions of this Section 7(a) shall expire and be of no further force and effect immediately upon the earlier of (i) July 18, 2026 or (ii) the termination or expiration of this Agreement.

(b)          Notwithstanding anything to the contrary, in no event shall Mölnlycke (either alone or through or together with any of its subsidiaries and any other party that controls, is controlled by, or is under common control with Mölnlycke (each such other party, a “Non-Subsidiary Affiliate”)), either directly or indirectly, pursuant to any voting or other agreement, arrangement or scheme with any party or otherwise, hold or control in the aggregate more than 9.99% of the then issued and outstanding shares of MediWound or of the voting power represented thereby (including, without limitation, through or as a result of any receipt or acquisition of any Equity Interests whether from MediWound or from any third party, the exercise, exchange or conversion or adjustment of the exercise, exchange or conversion ratio of any Equity Interests, the entering into any voting or other agreements (other than a shareholder support undertaking for an Acquisition approved by the Board), or otherwise), and any action or purported result to the contrary shall be null and void and shall not be recorded by MediWound or its transfer agent in their respective MediWound records; provided, however, that nothing herein shall be deemed to imply that Mölnlycke controls any Non-Subsidiary Affiliate and, accordingly, Mölnlycke’s obligation in respect of its Non-Subsidiary Affiliates shall be to use commercially reasonable efforts to have them comply with the above limitation, without such limited obligation on the part of Mölnlycke derogating, however, from the aforesaid null and void effect of any action or purported result to the contrary and from the non-recording thereof by MediWound or its transfer agent in their respective MediWound records. The provisions of this Section 7(b) shall expire and be of no further force and effect immediately upon the termination or expiration of this Agreement.

8.      Preemptive Rights.

(a)          Subsequent Offerings. Mölnlycke shall have the right to purchase the Preemptive Pro-Rata Share of Equity Securities that MediWound may, from time to time, propose to sell and issue after the date of this Agreement in private offerings which are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), other than the Equity Securities excluded by Section 8(c) hereof, pursuant to the terms of this Section 8. As used herein, “Equity Securities” means: (i) any Ordinary Shares or other share capital of MediWound; (ii) any security convertible or exercisable or exchangeable, with or without consideration, into or for any Ordinary Shares, or other class of share capital of MediWound; (iii) any security carrying any warrant or right to subscribe for or purchase shares of any class of share capital of MediWound; and (iv) any warrant, right, option or other derivative security which provides the right to subscribe for or purchase any of clauses  (i), (ii), or (iii) above.

(b)          Notice of Issue. If MediWound proposes to issue any Equity Securities in private offerings which are exempt from the registration requirements of the Securities Act, then MediWound shall give Mölnlycke written notice of its intentions, which notice shall describe the Equity Securities, the anticipated amount range of Equity Securities that MediWound proposes to issue, and the anticipated price range upon which MediWound proposes to issue such Equity Securities and shall offer such Equity Securities to Mölnlycke pursuant to the terms of this Section 8 (the “Initial Notice”).

(c)          Exercise of Preemptive Rights. Mölnlycke shall have the right to purchase its pro rata share of the Equity Securities being offered, based on the ratio (the “Preemptive Pro-Rata Share”) of (i) the number shares of Equity Securities held by Mölnlycke to (ii) the total number of issued and outstanding Equity Securities of MediWound to maintain Mölnlycke’s percentage ownership in MediWound. Mölnlycke shall have twenty‑one (21) days from its receipt of such Initial Notice to agree to purchase its Preemptive Pro-Rata Share (or any portion thereof) by giving written notice to MediWound and stating therein the quantity of Equity Securities to be purchased.

(d)          Issuance of Equity Securities to Other Persons.  If Mölnlycke does not elect to purchase pursuant to Section 8(c) above all of the Preemptive Pro-Rata Share of Equity Securities offered, then MediWound shall have thirty (30) days thereafter to sell the Equity Securities with respect to which Mölnlycke’s rights were not exercised, at a price and upon general terms and conditions not more favorable to the purchasers thereof than specified in the Initial Notice. If MediWound has not sold such Equity Securities within such thirty (30) day period, MediWound shall not thereafter issue or sell any of the Equity Securities offered in the Initial Notice, without first offering such securities to Mölnlycke in the manner provided above.

(e)          Excluded Securities. The preemptive rights established by this Section 8 shall not apply to any of the following Equity Securities: (i) Equity Securities issued or issuable upon a share split, share dividend, or any subdivision of Equity Securities; (ii) Equity Securities issued or issuable to employees or directors of, or consultants to, MediWound or any of its affiliates, or pursuant to an equity incentive plan approved by the Board; (iii) Equity Securities issued or issuable to commercial financing sources and equipment lessors pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; and (iv) Equity Securities issued or issuable in connection with strategic or financing transactions involving MediWound and which have been approved by the Board provided the primary purpose of such issuance is not to raise equity capital.

(f)          The provisions of this Section 8 shall expire and be of no further force and effect immediately upon the earlier of (i) July 18, 2026 or (ii) the termination or expiration of this Agreement.

9.      Public Announcement; Confidentiality.

(a)          Mölnlycke, on behalf of itself and the Representatives, acknowledges that the Representatives might be exposed to material non-public information and therefore the Representatives and Mölnlycke might be restricted from trading in MediWound’s shares, and further agrees that it shall not use any information obtained by it pursuant to its rights hereunder (“Confidential Information”) except in connection with its investment in MediWound and any other business relationship with MediWound, and such use of the Confidential Information shall be limited to personnel or authorized representatives of Mölnlycke who have a need to know, and who are bound by nondisclosure obligations with respect to, such information. Confidential Information shall not include any information that: (i) was known to Mölnlycke prior to its confidential disclosure by MediWound; (ii) is independently developed by Mölnlycke without violation of the confidentiality provisions herein as evident in Mölnlycke’s written records; (iii) is or becomes generally known to the public through no wrongful act of Mölnlycke; or (iv) has been received by Mölnlycke from a third party under no obligation of confidentiality to MediWound.

(b)          Neither Party shall disclose any information concerning this Agreement except (i) in response to an order of a court of competent jurisdiction, a subpoena issued by a government agency, or  as required by applicable law or regulations including applicable securities laws and stock exchange regulations, (ii) as required by any due diligence or inquiry in connection with any current or future contemplated investment, license, acquisition or other transaction (subject, however, to a confidentiality agreement), (iii) to such Party’s auditors or legal or tax advisors, or as necessary to enforce the terms of this Agreement.

(c)          Promptly following the Closing, the Parties will issue a joint press release with respect to the execution of this Agreement, in substantially the form attached hereto as Schedule 9(c) attached hereto. Neither Party shall issue any press release, make any public statement or advertise any information pertaining to this Agreement, or to the collaboration hereunder, without the prior written approval of the other Party, except as required by applicable law. Without derogating from the foregoing, disclosure and filings (including filing of the Agreement itself if and to the extent deemed by a Party to be) by a Party or any of such Party’s affiliates required under applicable law and regulations (including those of any stock exchange on which a Party’s or any affiliate of such Party’s  shares are traded) shall not be subject to the written consent of the other Party; provided, however, the disclosing Party (on behalf of itself or its affiliate, as the case may be) shall give the other Party sufficient notice, to the extent practicable under law, of such required disclosure as to enable the non-disclosing Party time to comment on such disclosure.

(d)          The confidentiality provisions set forth in this Section 9 shall survive the termination of this Agreement for a period of three (3) years after the termination of this Agreement.  In no event shall either Party be liable for consequential, incidental or special (including multiple or punitive) damages arising out of any breach of this Section 9.

10.    Effectiveness; Termination. This Agreement shall become effective contingent upon and only immediately following the consummation of the Closing (if occurs) pursuant to the PIPE SPA and, accordingly, (a) shall automatically expire and become void and of no force and effect upon the termination or expiration of the PIPE SPA (if occurs), or (b) if the Closing is consummated, shall terminate and be of no further force or effect (except for those terms that explicitly survive such termination) upon the earlier of (i) the date on which Mölnlycke no longer holds or owns shares of MediWound representing at least five percent (5%) of the issued and outstanding shares of MediWound; or (b) the consummation of an Acquisition.

11.    Miscellaneous.

(a)          This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflict of law principles that would result in the application of any law other than the law of the State of New York.  Any dispute arising under or in connection with this Agreement shall be resolved exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such courts.

(b)          Neither this Agreement nor any rights or obligations contained herein may be assigned, by operation of law or otherwise, by a Party without the prior written consent of the other Party.

(c)          All notices, requests, demands and other communications given or made in accordance with the provisions of this Agreement shall be in writing and shall be deemed effectively given, delivered and received upon the earlier of actual receipt or (i) when delivered, if sent by personal delivery to the Party to be notified; (ii) when sent, if sent by electronic mail (except where a notice is received stating that such electronic mail has not been successfully delivered) during the recipient’s normal business hours, and if not sent during such normal business hours, then on the next business day in the place of recipient; (iii) four (4) business days after having been sent by registered or certified mail, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt.  All communications shall be sent to the respective parties as follows (or to such email address or mailing address as subsequently modified by written notice given in accordance with this Section 11(c)):

If to MediWound, at: MediWound Ltd. 42 Hayarkon St., Yavne Israel Attention: General Counsel e-mail: notices@mediwound.com	If to Mölnlycke, at: Molnlycke Health Care AB Gamlestadsvägen 3C, 415 11 Göteborg, Sweden Attention: Kristin Hedlund, EVP Legal and Compliance and General Counsel e-mail: kristin.hedlund@molnlycke.com
With a copy to (not constitutes notice): Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan, 5250608, Israel Attn: Haim Gueta, Adv. E-mail: haimg@meitar.com	With a copy to (not constitutes notice): Troutman Pepper Hamilton Sanders LLP 600 Peachtree St NE, Suite 3000 Atlanta, GA 30308 Attn: David W. Ghegan Email: David.Ghegan@troutman.com

(d)          This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement, promise, representation or understanding relating to the subject matter hereof existing between the Parties is expressly canceled. Any term of this Agreement may be amended, modified or terminated only with the written consent of MediWound and Mölnlycke, and the observance of any term of this Agreement may be waived by any waiving Party on such Party’s own behalf, without the consent of any other Party.

(e)          This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other form of electronic transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute and deliver this Collaboration and Rights Agreement as of the date first written above.

MediWound Ltd. By: /s/ Ofer Gonen Name: Ofer Gonen Title: Chief Executive Officer	Mölnlycke Health Care AB By: /s/ Zlatko Rihter Name: Zlatko Rihter Title: Chief Executive Officer

By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer	By: /s/ Susanne Larsson Name: Susanne Larsson Title: Chief Financial Officer

[Signature Page to Collaboration and Rights Agreement / 2024]